UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 21, 2013, Stratasys Ltd. (“we,” “us” or the “Company”) held our 2013 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on eight proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on May 24, 2013. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 30,031,832 (77.48%) of our outstanding ordinary shares, are described below.

The proposals voted upon at the Meeting and the final voting results for each proposal were as follows:

Proposal: 1: Approval of an amendment to our Amended and Restated Articles of Association (our “Articles of Association”) to increase the number of directors constituting our Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to our Articles of Association.

For	Against	Abstain
29,848,486	52,273	131,073

Proposal 2: Contingent upon the approval of Proposal (1), the (i) election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999 (the “Companies Law”), to serve as the unclasssified director of our Company, and (ii) approval of the terms of her compensation.

For	Against	Abstain
29,800,667	67,632	163,533

Proposal 3: Approval of the proposed terms of compensation of each of the following directors of our Company:

(a)         Mr. Edward J. Fierko

For	Against	Abstain
22,754,139	7,135,865	141,828

(b)         Mr. John J. McEleney

For	Against	Abstain
22,755,273	7,135,120	141,439

(c)          Mr. Clifford H. Schweiter

For	Against	Abstain
22,753,307	7,136,450	142,075

Proposal 4: Approval of the terms of up to four (4) grants of options to purchase 100,000 ordinary shares, each to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer:

For	Against	Abstain
22,621,006	7,076,722	334,104

Proposal 5: Approval of a cash bonus in the amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reis, our Chief Executive Officer, in respect of his performance for the year ended December 31, 2012:

For	Against	Abstain
29,745,858	153,304	132,670

Proposal 6: Approval of an increase in the coverage under our directors and officers liability insurance policy to an aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers:

For	Against	Abstain
29,714,190	88,971	228,671

Proposal 7: Approval of an amendment to our Articles of Association to increase the number of ordinary shares we are authorized to issue from 60 million ordinary shares to 180 million ordinary shares and to correspondingly increase the share capital of our Company from NIS 600,000 to NIS 1,800,000:

For	Against	Abstain
20,600,632	9,378,596	52,604

Proposal 8: Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of our audit committee of the Board) to fix their remuneration:

For	Against	Abstain
29,681,490	15,758	334,584

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including, in the case of Proposal 1, a supermajority constituting 75% of the total voting power of our Company in accordance with our Articles of Association, and, in the case of proposals 2, 3, 4, 5 and 6, the special majority required by the Companies Law), each of the above proposals was approved at the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statement on Form S-8, SEC file number 333-185240, filed by the Company with the SEC on December 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 24, 2013	By:	/s/ David Reis
	Name:	David Reis
	Title:	Chief Executive Officer